Notice Document
Dated: May 1, 2025

Resource B Variable Annuity
Issued By: Symetra Life Insurance Company

The prospectus for the Resource B Variable Annuity contains more information about the contract, and certificates issued thereunder, including its features, benefits, and risks. You can find the prospectus and other information about Resource B Variable Annuity online at www.symetra.com/regulatoryreports. You can also obtain this information at no cost by calling 1-800-796-3872 or by sending an email request to regulatoryreports@symetra.com.

Additional general information about certain investment products, including variable annuities has been prepared by the Securities and Exchange Commission’s staff and is available at www.Investor.gov.

The Resource B Variable Annuity Prospectus and Statement of Additional Information dated May 1, 2002, as supplemented, are incorporated herein by reference.

UPDATED INFORMATION ABOUT YOUR CONTRACT AND CERTIFICATE
The information in this Notice Document is a summary of certain contract and certificate features that have changed since the Notice Document dated May 1, 2024. This may not reflect all of the changes that have occurred since you entered into your Resource B Variable Annuity contract or a certificate issued thereunder.

Please note the following Portfolio changes:

Effective on or about April 1, 2025, the Pioneer VCT Portfolios were reorganized into the Victory Variable Insurance Funds II. As a result, the Pioneer VCT Portfolios listed below changed their names as indicated below and all references to the prior name of each portfolio in the prospectuses and Notice Document (as applicable) are replaced with the revised name of the portfolio.

Portfolio – Prior Name	Portfolio – Revised Name
Pioneer Bond VCT Portfolio	Victory Pioneer Bond VCT Portfolio
Pioneer Fund VCT Portfolio	Victory Pioneer Fund VCT Portfolio
Pioneer Mid Cap Value VCT Portfolio	Victory Pioneer Mid Cap Value VCT Portfolio
Pioneer Select Mid Cap Growth VCT Portfolio	Victory Pioneer Select Mid Cap Growth VCT Portfolio

KEY INFORMATION
Important information you should consider about the contract, and certificates issued thereunder. For more information, see the Resource B Variable Annuity prospectus dated May 1, 2002, as supplemented.

FEES AND EXPENSES
Charges for Early Withdrawals	There is no charge for early withdrawal.
Transaction Charges	A Transfer Charge of $10 will apply upon each transfer in excess of 4 transfers in a certificate year.
Ongoing Fees and Expenses (annual charges)	The table below describes the fees and expenses that you may pay each year, depending on the options you choose. Please refer to your data page for information about the specific fees you will pay each year based on the options you have elected.

Annual Fee	Minimum	Maximum
Base Contract/Certificate (1)	1.80%	2.23%
Portfolio Fees & Expenses (2)	0.50%	0.93%
(1) Base Certificate fees are expressed as a percentage of Separate Account assets, and include mortality and expense risk fees, which are charged as a percentage of Certificate Value, and the annual Certificate fee, which is a fixed dollar amount.

Resource B Variable Annuity                                            Page 1 of 4

(2) Portfolio fees and expenses are expressed as a percentage of the Portfolio’s net asset value and include management fees, distribution and/or service 12b-1 fees, and other expenses (before any waivers or expense reimbursement).

Because your certificate is customizable, the choices you make affect how much you will pay. To help you understand the cost of owning your certificate, the following table shows the lowest and highest cost you could pay each year, based on current charges. This estimate assumes that you do not take withdrawals from the Contract, which could add negative contract adjustments that substantially increase costs.

Lowest Annual Cost $1,630.48	Highest Annual Cost $1,949.01
The Lowest Annual Cost shown above assumes the following:

•Investment of $100,000
•5% annual appreciation
•Least expensive combination of Certificate Classes and Portfolio Company fees and expenses
•No optional benefits
•No sales charges
•No additional purchase payments, transfers or withdrawals

The Highest Annual Cost shown above assumes the following:

•Investment of $100,000
•5% annual appreciation
•Most expensive combination of Certificate Classes and Portfolio Company fees and expenses and optional benefits
•No sales charges
•No additional purchase payments, transfers or withdrawals

RISKS
Risk of Loss	You may lose money by investing in the certificate.
Not a Short-Term Investment
The certificate is not a short-term investment and is not appropriate if you need ready access to cash. The benefits of tax deferral and living benefit protections also mean the certificate is more beneficial to investors with a long time horizon. Tax penalties may apply to withdrawals taken before age 59 ½. Transfer limits and fees designed to deter marketing timing may apply under policies designed to deter frequent trading and market timing.

Risks Associated with Investment Options
Investment in the certificate is subject to the risk of poor investment performance and can vary depending on the performance of the Portfolios available under the contract and certificates issued thereunder. Each Portfolio has its own unique risks. You should review these Portfolios before making an investment decision.

Insurance Company Risks
Investment in the certificate is subject to the risks related to Symetra Life Insurance Company. Any obligations, (including obligations related to the Symetra Fixed Account and Sub-accounts), guarantees, and benefits provided for under the contract are subject to our financial strength and claims-paying ability. More information about us, including our financial strength ratings, is available upon request by calling 1-800-796-3872, or visiting us at www.symetra.com/regulatoryreports.

RESTRICTIONS
Investments
You may allocate amounts under the certificate to one or more of the Sub-accounts available to you. Certain Sub-accounts are closed to new investors and only available to certificate owners who have been continuously invested in them as of a certain date. Once a certificate owner has transferred the entire value out of one of these closed Sub-accounts, the Sub-account is no longer available to the certificate owner for investment. A transfer charge may apply for each transfer in excess of 4 transfers in a certificate year. We reserve the right to add, combine, restrict or remove any Sub-account available as an investment option under your contract or the certificates issued thereunder.

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TAXES
Tax Implications
You should consult a competent tax professional about your individual circumstances to determine the tax implications of an investment in and purchase payments received under the certificate. Access to amounts held in a qualified certificate may be restricted or prohibited.

All distributions other than death benefits, including surrenders, withdrawals and loans taken or secured by the certificate will be subject to ordinary income tax, and may be subject to tax penalties.

CONFLICTS OF INTEREST
Investment Professional Compensation
Investment professionals who solicited sales of the contracts receive a portion of the commission payable to the broker-dealer firm, depending on the agreement between the broker-dealer and the investment professional. We pay commissions as a percentage of Purchase Payments invested in the certificate

An investment professional may receive different compensation for selling different investment products and may have a financial incentive to offer or recommend one investment product over another.

Exchanges
An investment professional may have a financial incentive to offer you a new contract in the place of a contract you already own.

You should not exchange this certificate for a new one unless you determine, after comparing the features fees and risks of both contracts or certificates, that the exchange is preferable for you.

EDGAR Contract Identifier: C000003377
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APPENDIX: PORTFOLIOS AVAILABLE UNDER THE CONTRACT AND CERTIFICATE
The following is a list of Portfolios available under the contract and certificates issued thereunder. More information about the Portfolios is available in the prospectuses for the Portfolios, which may be amended from time to time and can be found online at www.symetra.com/regulatoryreports. You can also request this information at no cost by calling 1-800-796-3872 or by sending an email request to regulatoryreports@symetra.com.

The current expenses and performance information below reflects fees and expenses of the Portfolios, but do not reflect the other fees and expenses that your certificate may charge. Expenses would be higher and performance would be lower if these other charges were included. Each Portfolio’s past performance is not necessarily an indication of future performance.

TYPE	PORTFOLIO NAME AND ADVISOR	CURRENT EXPENSES (As of 12/31/2024)	AVERAGE ANNUAL TOTAL RETURN (As of 12/31/2024)
			1 Year	5 Year	10 Year
International Equity	DWS CROCI® International VIP - Class A DWS Investment Management Americas, Inc.	0.82%**	2.45%	3.47%	3.68%
Asset Allocation	DWS Global Income Builder VIP - Class A DWS Investment Management Americas, Inc.	0.64%	9.10%	5.07%	5.71%
Money Market	Fidelity® VIP Government Money Market Portfolio - Service Class 2 Fidelity Management & Research Company LLC (FMR) (*)	0.50%	4.84%	2.17%	1.44%
Bond	Victory Pioneer Bond VCT Portfolio - Class I Shares Victory Capital Management Inc.	0.58%	3.15%	0.65%	1.97%
U.S. Equity	Victory Pioneer Fund VCT Portfolio - Class I Shares Victory Capital Management Inc.	0.75%	22.65%	15.16%	13.34%
U.S. Equity	Victory Pioneer Mid Cap Value VCT Portfolio - Class I Shares Victory Capital Management Inc.	0.76%	10.94%	9.29%	7.18%
U.S. Equity	Victory Pioneer Select Mid Cap Growth VCT Portfolio - Class I Shares Victory Capital Management Inc.	0.86%	23.93%	8.82%	10.04%
We do not guarantee that each Portfolio will be available for investment through the certificates.

(*) Fidelity and the Fidelity Investments Logo are registered service marks of FMR LLC.  Used with permission.
(**) Annual expenses reflect temporary fee reductions.

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